FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Announces Dissolution of Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 11, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces Dissolution of Subsidiaries

Tokyo, January 11, 2008—Nomura Holdings, Inc. today announced that it intends to dissolve the following consolidated subsidiaries.

1.	Outline of Subsidiaries

(1)	Nomura-RAFI International PLUS, LLC

1. Company Name	Nomura-RAFI International PLUS, LLC

2. Registered Office	Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, U.S.A

3. Business	Investment in securities

4. Date of Establishment	July 14, 2006

5. Paid-in-Capital	US$30,005,010

6. Shareholders	Nomura-RAFI EAFE Cayman Unit Trust: 99.98% Nomura Asset Management U.S.A. Inc.: 0.02%

7. Managing Member	Nomura Asset Management U.S.A. Inc.

8. Reason for Dissolution	Dissolution due to redemption of major shareholder Nomura-RAFI EAFE Cayman Unit Trust

9. Schedule	Resolution: January 10, 2008 Complete liquidation: Upon completion of relevant local legal procedures

(2)	Battery Park Emerging Sovereign Opportunity Fund, L.P.

1. Company Name	Battery Park Emerging Sovereign Opportunity Fund, L.P.

2. Registered Office	2 World Financial Center, New York, NY, U.S.A

3. Business	Investment Fund

4. Date of Establishment	December 5, 2002

5. Paid-in-Capital	US$0

6. Shareholders	Nomura Corporate Research and Asset Management Inc. : 98.9% Battery Park GP II, LLC: 1.1%

7. Reason for Dissolution	Dissolution due to redemption to investors

8. Schedule	Resolution: December 27, 2007 Complete liquidation: December 27, 2007

(3)	Battery Park Emerging Sovereign Opportunity Master Fund, Ltd

1. Company Name	Battery Park Emerging Sovereign Opportunity Master Fund, Ltd

2. Registered Office	Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, P.O. Box31106SMB, Grand Cayman

3. Business	Investment Fund

4. Date of Establishment	December 12, 2002

5. Paid-in-Capital	US$0

6. Shareholders	Battery Park Emerging Sovereign Opportunity Fund, L.P. : 100%

7. Reason for Dissolution	Dissolution due to redemption to investors

8. Schedule	Resolution: December 14, 2007 Complete liquidation: Planned to be completed on March 27, 2008

2.	Impact on Profits

Any impact arising from the dissolution of such subsidiaries that might affect the consolidated business results of the Company is negligible.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 160 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.